UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-19771
                                                         CUSIP NUMBER: 237887104

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
             [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

         For Period Ended:  September 30, 2005

         [_] Transition Report on Form 10-K
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR
         For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         DATA SYSTEMS AND SOFTWARE INC.
         Full Name of Registrant

         Former Name if Applicable

         200 ROUTE 17
         Address of Principal Executive Office (Street and Number)

         MAHWAH, NEW JERSEY  07430
         City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

      The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      George Morgenstern             201                     529-2026
            (Name)                (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation:

      The registrant has announced its results for the quarter and nine months ended September 30, 2005. The press release announcing the results and explaining the changes in operating results both narratively and quantitatively is included as Exhibit 99.1 to the Registrant's Form 8-K filed today with the Commission, which exhibit is incorporated by reference into this Notification.

                          Data Systems & Software Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DATA SYSTEMS & SOFTWARE INC.

Date:  November 15, 2005                  By  /s/ SHELDON KRAUSE
                                              ------------------
                                              Sheldon Krause, Secretary
                                              Authorized Representative